Buenos Aires, April 22nd, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on April 3rd, 4th, 9th, 10th, 11th, 12th and 16th, 17th and 18th 2019, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on March 27th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired on the date hereof 92,713 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
4-22-19	92,713	23.309890	2,161,130	Invertir en Bolsa S.A.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations